GENESIS ENERGY, L.P.
919 MILAM, SUITE 2100
HOUSTON, TEXAS 77002

November 19, 2014
Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Staff’s comment letter dated November 7, 2014 regarding
Genesis Energy, L.P.
Form 10-K for Fiscal Year ended December 31, 2013
Filed February 27, 2014
Form 8-K filed October 30, 2014
File No. 001-12295

Dear Mr. Horowitz:
In your above referenced letter, you asked us to advise you when we will provide our response thereto. We will provide our response to the Staff’s comments as soon as practical, although we require additional time to prepare a complete response. We currently anticipate providing our response to you on or before December 5, 2014.
If you have any questions or comments, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.
Sincerely,

Genesis Energy, L.P.

By:    Genesis Energy, LLC,
    its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:    J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP